VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

July 24, 2017

Anne Nguyen Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Re:                             Cannae Holdings, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 22, 2017

File No. 333-217886

Dear Ms. Parker:

On behalf of Cannae Holdings, Inc. (“Cannae” or the “Company”), please find a response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated July 14, 2017 (the “Comment Letter”) with regard to Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-217886) filed by the Company on June 22, 2017 (as so amended, the “Registration Statement”). The responses are based on information provided to us by the Company.

Set forth below in bold are the comments contained in the Staff’s comment letter pertaining to the Registration Statement.  Immediately below each of the Staff’s comments is the Company’s response to that comment.  For the convenience of the Staff’s review, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter.  In addition, the Company is filing concurrently with this letter an amendment to the Registration Statement (“Amendment No. 2”), which includes revisions to the Registration Statement in response to the Staff’s comments below.  The Company is also mailing to the Staff’s attention for its convenience a hard copy of this letter together with five copies of Amendment No. 2 marked to indicate changes to the Registration Statement.  Terms used and not defined herein, but defined in Amendment No. 2, have the meanings given to such terms in Amendment No. 2. All references to page numbers and captions correspond to the page numbers and corresponding captions in Amendment No. 2.

Selected Historical Data of FNFV, page 66

1.                                      We note from your revised disclosure in footnote 1 to the summary statement of operations data on page 67, that for the year ended December 31, 2015 there is a difference between the statement of operations data for FNFV Group and Splitco due in part to Splitco reflecting the sale of Cascade as the sale of a business which resulted in decreased revenue of $85.1 million, decreased other operating expenses of $72.8 million, and increased realized gains and (losses), net of $12.3 million. Please explain to us why there is a difference between how FNFV Group and Splitco have recognized the sale of Cascade in their respective financial statements.

The sale of Cascade Timberlands, LLC (“Cascade”) was legally structured as a sale of its assets and originally recorded by Fidelity National Financial, Inc. (“FNF”) and FNFV Group as gross revenue and cost of assets sold. The sale of Cascade was not deemed significant to FNF’s financial statements based on FNF’s consideration of both the sale’s quantitative nature in relation to FNF’s consolidated financial condition and results of operations, as well as qualitative considerations such as the ancillary nature of Cascade’s business in relation to FNF. Based on the nature of the sale and its relative insignificance to FNF, FNF determined it reasonable to record the proceeds from the sale as Operating revenue and the related costs as Other operating expense.

The FNF financial statements also disclosed the following in the notes to the audited financial statements of FNF as well as in the supplementary financial exhibit for FNFV Group (Exhibit 99.2) to FNF’s Annual Report on Form 10-K for the year ended December 31, 2015, filed with the U.S. Securities and Exchange Commission on February 23, 2016:

“On February 18, 2015, we closed the sale of substantially all of the assets of Cascade Timberlands, LLC (“Cascade”) which grows and sells timber and in which we owned a 70.2% interest, for $85 million less a replanting allowance of $1 million and an indemnity holdback of $1 million. The revenue from the sale was recorded in Escrow, title related and other fees and the cost of the land sold was in other operating expenses in the Consolidated Statement of Operations in the twelve months ended December 31, 2015. The effect of the sale on FNFV’s net earnings was income of approximately $12 million. There was no effect on net earnings attributable to FNFV Group common shareholders due to offsetting amounts attributable to noncontrolling interests.”

While not deemed significant to FNF, the sale of Cascade was deemed significant to the Company in light of its relative size as compared to the Company’s standalone financial condition and results of operations. While preparing the carve-out financial statements the Company re-evaluated the accounting for the transaction. The Company’s analysis included, among other things, whether the transaction should be presented as a discontinued operation and ultimately how the sale should be recognized in the financial statements. As a result of the Company’s analysis, the Company determined that the sale of the Cascade business did not meet the criteria of a discontinued operation under ASC 205-20 and the transaction should be reflected as a net gain within Realized gains and (losses), net on the Statement of Operations of the Company to reflect the substance of the transaction as the sale of a business.

Executive Compensation, page 104

Investment Success Incentive Program, page 109

2.                                      We note your response to our prior comment 18 and reissue in part. Please revise to disclose the potential payment amounts with respect to the OneDigital transaction for each initial executive officer and clarify whether Splitco will be responsible for such payment amounts.

In response to the Staff’s comment, the disclosure has been revised on page 109 of Amendment No. 2.

Audited Financial Statements of Fidelity National Financial Ventures Operations

Note A. Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-15

3.                                      We note your response to our prior comment 20. Please further clarify for us what is meant by your statement “[t]he Company believes that revenue and costs related to company-owned restaurants and initial franchise fees are not material.” Please tell us what the material component of restaurant revenues is and please provide us a breakdown of restaurant revenues by type.

The Company respectfully acknowledges the Staff’s comment and amends its original response to clarify that the revenue related to company-owned restaurants is material, but the revenue related to franchised restaurants is not material.

A breakdown of restaurant revenues by type for the years presented is as follows (dollars in millions):

	3 Months Ended	Year Ended
Revenue Type:	3/31/2017	12/31/2016	12/31/2015	12/31/2014
Company-owned restaurants	$271.3	$1,151.6	$1,405.5	$1,429.4
Franchise revenue	$1.4	$6.0	$6.8	$6.8
Total restaurant revenue	$272.7	$1,157.6	$1,412.3	$1,436.2

Note Q. Segment Information, page F-43

4.                                      We note your response to our prior comment 21. Please note that we are still considering your response and may have further comments.

The Company understands that the Staff may have further comments as it finalizes its review.

If you have any questions or would like to discuss any of the responses, please do not hesitate to call me at (212) 310-8552 or my colleague Sachin Kohli at (212) 310-8294.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:                                Aamira Chaudhry

Staff Accountant

SEC

Claire Erlanger

Staff Accountant

SEC

Donald E. Field

Staff Attorney

SEC

Michael L. Gravelle

Executive Vice President, General Counsel and Corporate Secretary

Fidelity National Financial, Inc.

Sachin Kohli

Weil, Gotshal & Manges LLP